United States securities and exchange commission logo





                            October 3, 2023

       Oliver Reichert
       Chief Executive Officer
       Birkenstock Holding Ltd
       1-2 Berkeley Square
       London W1J 6EA
       United Kingdom

                                                        Re: Birkenstock Holding
Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed October 2,
2023
                                                            File No. 333-274483

       Dear Oliver Reichert:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 26, 2023 letter.

       Amendment No. 2 to Registration Statement on Form F-1 filed on October 2, 2023

       Capitalization, page 78

   1. Revise the adjusted column of the table to remove your cash and cash equivalents
                                                        of    289,609 from the
amount currently presented as ''Total shareholders    equity and
                                                        indebtedness". Further,
please revise to title the caption "total capitalization".
 Oliver Reichert
FirstName
BirkenstockLastNameOliver
            Holding Ltd Reichert
Comapany
October    NameBirkenstock Holding Ltd
        3, 2023
October
Page 2 3, 2023 Page 2
FirstName LastName
       Please contact Charles Eastman at 202-551-3794 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:      Ross Leff